Exhibit 21.1

SUBSIDIARIES OF THE REGISTRANT.

Siyata Mobile Inc.

List of subsidiaries

Name of Subsidiary	Place of Incorporation	Ownership
Queensgate Resources Corp.	British Columbia, Canada	100%
Queensgate Resources US Inc.	Nevada, USA	100%
Siyata Mobile (Canada) Inc.	British Columbia, Canada	100%
Siyata Mobile Israel Ltd.	Israel	100%
Signifi Mobile Inc.	Quebec, Canada	100%
ClearRF Nevada Inc.	Nevada, USA	100%